March 12, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Jim B. Rosenberg

RE:	Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2012 Filed May 18, 2012 Form 10-Q for the Quarterly Period Ended December 31, 2012 Filed February 7, 2013 File No. 001-32433

Dear Mr. Rosenberg:

Prestige Brands Holdings, Inc. (sometimes referred to herein as the “Registrant”, the “Company”, “we” or “our”), submits this response to the Securities and Exchange Commission (the “Commission”) staff's (the “Staff”) letter dated February 27, 2013 to Mr. Ronald M. Lombardi regarding the above-referenced Form 10-K and Form 10-Q.  For convenience, we have reproduced the Staff's comments immediately preceding each of the Registrant's responses.

Form 10-K for Fiscal Year Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 1. Business and Basis of Presentation
Revenue Recognition , page 61

Comment

1.
Please provide us proposed disclosure to be included in future filings to clarify how you account for your promotional programs in the financial statements, other than slotting fees. Tell us the specific accounting literature you are using to support your accounting treatment.

Response
We provide trade allowances, which include cooperative advertising, temporary price reductions, slotting fees and coupons, to our customers and consumers and accrue for such incentives at the date the related revenue is recognized or, if later, the date at which the sales incentive is offered, in accordance with ASC 605-50-25. We typically do not offer significant rebates and volume incentives. Cooperative advertising, including various promotional programs, temporary price reductions, coupons and slotting fees, are offered to customers as incentives to increase their marketing efforts and promote sales of our products. Our accounting policy for these payments (allowances) to our customers requires these transactions to be recorded as revenue reductions at the time of sale or, if later, the date a particular sales incentive is offered, as required by ASC 605-50-45 because there is no identifiable benefit or evidence of fair value of the consideration given to customers. Additionally, slotting fees, temporary price reductions and cooperative advertising costs do not meet the separability aspects of ASC 605-50-45. We propose to enhance our financial statement accounting policy disclosure in future filings to describe the timing and location of amounts recorded as follows:

As is customary in the consumer products industry, we participate in promotional programs with our customers to enhance the sale of our products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. These promotional programs consist of direct-to-consumer incentives, such as coupons and temporary price reductions, as well as incentives to our customers, such as allowances for new distribution including slotting fees, and cooperative advertising. Estimates of the costs of these promotional programs are based on (i) historical sales experience, (ii) the current promotional offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. We recognize the cost of such sales incentives by recording an estimate of such cost as a reduction of revenue, at the later of (a) the date the related revenue is recognized, or (b) the date when a particular sales incentive is offered. At the completion of the promotional program, these estimated amounts are adjusted to actual amounts.

Notes to Consolidated Financial Statements
Note 3. Acquisition of GlaxoSmithKline OTC Brands, page 64

Comment

2.
Please tell us what consideration was given to identifying other identifiable intangible assets such as customer lists or relationships, customer contracts, contract-based intangibles such as a license, and technology-based intangibles such as unpatented technology. Refer to the guidance in ASC 805-20-55-11 through 805-20-55-57. In addition, please tell us what specific characteristics or other specific facts and circumstances where considered when determining whether an intangible had an indefinite or a finite life.

Response
Through two separate business combination transactions, on January 31, 2012 and March 30, 2012, the Company acquired 17 over-the-counter healthcare (“OTC”) brands from GlaxoSmithKline plc (“GSK”).  These transactions were structured as acquisitions of assets, and were limited to inventory and the trademarks associated with the brands.

As part of the identification of the assets acquired, we considered whether any additional intangible assets were acquired in the transactions, including those cited in ASC 805-20-55-11 through 805-20-55-57.  We believe the only material intangible assets acquired are the brands themselves, as represented by the brand trademarks.  These OTC remedies have been available to consumers for decades, and there are no associated pharmaceutical patents or other significant patented or unpatented technology.  Further, we continue to procure product contracted by third party manufacturers and we did not acquire or license any specific know-how or technology relating to the manufacturing of products. Therefore, no additional intangible assets or technology-based intangible assets were identified as part of the brands acquired in the transactions.
The customers associated with the brands (who act, in turn, as distributors to end-use consumers) include mass merchandisers, food and drug stores, and dollar and club stores located primarily in the U.S.  However, based upon our experience, we do not regard the relationships between these retail customers and the entity managing the brand as representing significant intangible assets acquired in the transactions, but rather we ascribe significant value to the relationship with the brand, which is the primary driver of the value. Specifically, since the brands represent enduring personal products, which are sought out by loyal end-use consumers, the successful sale of these products is dependent on the brands' connection with the end-consumer, rather than with the brand manager's development of a distribution channel. Further, we did not acquire any specific distribution rights or customer lists in connection with this acquisition.
The factors considered in evaluating whether the brands were of an indefinite or a finite life included category trends, the age of the brands, their historical and projected performance, our expected investment to support the particular brand, their market share and position compared to competing brands, and their expectation for future growth.  Acquired brands which have been assigned an indefinite life include those which have held a commercial presence for decades, and are among the leaders in market share. The enduring nature of these brand names is demonstrated by their continued use under different previous owners. A finite life has been assigned to the minor brands with more moderate growth prospects and less recognition in the marketplace.

Notes to Consolidated Financial Statements
Note 21. Condensed Consolidating Financial Statements, page 88

Comment

3.
You state that a significant portion of your operating income and cash flow is generated by your subsidiaries. As a result, funds necessary to meet Prestige Brands, Inc.'s debt service obligations are provided in part by distributions or advances from the Company's subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit Prestige Brands, Inc.'s ability to obtain cash from your subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Senior Notes. Your disclosure in Note 10 indicates there are no significant restrictions at the subsidiary level of the guarantors, but it is not clear if there are any restrictions at the guarantor level. Please provide proposed disclosure to be included in future filings to disclose the amounts of restricted net assets for subsidiaries and/or guarantor subsidiaries as of the end of the most recently completed fiscal year or tell us how your disclosure complies with Rule 3-10(i)(10) and Rule 4-08(e)(3)(ii) of Regulation S-X.

Response
The Company believes that the disclosure provided in Notes 10 and 21 satisfy the disclosure requirements of Rule 3-10(i)(10) of Regulation S-X, including the requirements of Rule 4-08(e)(3)(ii). Rule 4-08(e)(3) of Regulation S-X requires, generally, the disclosure of (i) the nature of any restrictions on the ability of subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances and (ii) the amounts of such restricted net assets for subsidiaries as of the end of the most recent fiscal year.
Note 10 states that there are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries, In addition, the disclosure in Note 21 discusses that the Company and guarantors are subject to certain covenants under a credit agreement for each of the Term Loan Facility and the ABL Facility and an indenture for each of the 2018 Notes and the 2020 Notes. Under these covenants, the Company and guarantors are subject to limitations on the incurrence of additional indebtedness, payment of dividends and the incurrence of liens; however, neither the credit agreements nor the indentures contain restrictions on the ability of the guarantors to pay dividends or make payments to the Company or to Prestige Brands, Inc., the issuer, except those imposed by law or other routine limitations. Accordingly, the Company believes it has provided the required disclosure.
However, we propose to clarify in future filings that there are no significant restrictions on the ability of any of the guarantors to make payments to Prestige Brands, Inc., the issuer, or the Company or to obtain funds from their subsidiaries.
Form 10-Q for the nine months ended December 31, 2012
Note 10. Long Term Debt, page 13

Comment

4.
You state that the amounts of the accelerated amortization were not material to the consolidated financial statements for the quarters ended June 30, 2012, September 30, 2012, and December 31, 2012 and the cumulative amount of the adjustment is not material to the estimated results of operations for the year ended March 31, 2013 yet the cumulative amount appears to understate both pre-tax and after tax net income for the three months ended December 31, 2012 by 15%. Please tell us how you determined that these amounts are not material to the quarter ended December 31, 2012 and therefore you are not required to revise the quarterly periods ended June 30, 2012 and September 30, 2012.

Response
We performed a contemporaneous analysis to evaluate the quantitative and qualitative impact of the accelerated amortization recorded and disclosed as an out-of-period adjustment in the quarter ended December 31, 2012. Management did not rely on any one particular quantitative or qualitative factor and instead considered all relevant information in evaluating whether the amounts referenced should be considered material in accordance with ASC 250-10-45-27.

The following table summarizes the period of origination of the errors and the quantitative impact of the out-of-period adjustment:

	FY'12 YTD	FY'13-Q1	FY'13-Q2	FY'13-Q3	FY'13 YTD

Amortization	$(1,089)	$(1,220)	$(740)	$3,049	$1,089

Income before income taxes (as reported)	$61,157	$23,985	$31,496	$20,061	$75,542

% impact	(2)%	(5)%	(2)%	15%	1%

We considered the impact of the above out-of-period adjustments in relation to the periods in which the errors originated. Accordingly, we concluded that the portion of the error originating in fiscal 2012 is not material to our fiscal 2013 year to date results or to the expected results for the year ending March 31, 2013. We also considered that the impact of the errors was not significant to any of the interim periods in which the errors originated.

In performing the quantitative and qualitative evaluation, management relied on the following authoritative guidance:

•	ASC 250-10-S99-1, Securities and Exchange Commission SAB Topic 1M, formerly Staff Accounting Bulletin 99, “Materiality”

•
ASC 250-10-S99-2, Securities and Exchange Commission SAB Topic 1N, formerly Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

•	ASC 250-10-05, formerly Financial Accounting Standards Statement Number 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FAS Statement No. 3”
We also note that even though the cumulative adjustment amount understates both reported pre-tax income and reported net income by 15% (13% on an adjusted basis) in the quarter ended December 31, 2012, these amounts are non-cash, and the write-off was triggered by continued positive cash flow of the Company allowing us to make additional voluntary payments on our debt. We also considered the following additional qualitative considerations:

•	The adjustment was a non-cash charge to interest expense.

•
The adjustment did not materially affect a trend in earnings or earnings growth, and had no affect on income from operations. There was no impact to segment reporting and the item would not change income to a loss or vice-versa.

•	We believe that investors typically do not focus on non-cash related charges in their expectations.

•
We also believe that analysts following our Company focus more on the operating performance of the brands rather than the non-cash charges recorded on our debt, especially when exhibiting strong cash flow performance. Additionally, we would not have failed to meet or beat analysts' expectations if such amounts were recorded in the prior periods.

•	There was no significant change to our debt covenants. The Company would have clearly passed both before and after the slight adjustment to the interest coverage covenant.

Based on all of the relevant information, including the above qualitative considerations, as more fully outlined in our materiality memorandum provided supplementally to the Staff, management concluded that the preponderance of information supported our conclusion that the adjustments were not material to any period including the quarter ended December 31, 2012.

Our materiality memorandum is being provided to the Staff under separate cover by counsel to the Registrant on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Registrant requests that these materials be returned to the Registrant promptly following completion of the Staff's review thereof. By separate letter, counsel to the Registrant also has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

Form 10-Q for the nine months ended December 31, 2012
Note 21. Condensed Consolidating Financial Statements, page 25

Comment

5.
You state on page 34 that you determined in the first quarter of 2013 that certain amounts in the condensed consolidated financial statements have been incorrectly stated. You also state that you will disclose the impact of the revisions on previously reported amounts and accordingly revise the Condensed Consolidated Financial Statements for comparative periods in your future filings. As the revisions appear significant, please provide us your analysis as to why you do not believe you should amend to provide corrected information for all periods.

Response
Management considered all relevant information in evaluating whether the amounts referenced should be considered material when evaluated in the context of the financial statements as a whole. We also considered that the misstatement did not negatively impact the presentation of the issuer's or guarantors' ability to make debt payments or significantly impact the results of the non-guarantor subsidiaries. Additionally, there was no impact on the consolidated financial statements as the change in earnings for the issuer was eliminated in consolidation.

Contemporaneous with our identification of the error in the first quarter of 2013, we performed an analysis to evaluate the materiality of the error to the financial statements taken as a whole. We have subsequently updated our analysis as of the end of each period to support our conclusion that the error was immaterial. We have supplementally provided to the staff our materiality memorandum and analysis for the quarter ended June 30, 2012 for reference, which represents the first period that the condensed consolidated financial statements were revised.

Our conclusion that the error was immaterial was based, in part, on the following qualitative and quantitative considerations:

•
The adjustments increase net income and cash flows from operating activities of the subsidiary guarantor, thereby increasing the ability of the guarantor to pay dividends to the registrant in order to make payments against our debt.

•	The Company has a strong history of servicing all debt payments as evidenced by our accelerated prepayments of outstanding principal under certain of our debt facilities.

•
The non-guarantors represented less that 1% of the total assets of the Company before and after the revision. Accordingly, the adjustment had an insignificant impact on our ability to service our debt by either the issuer or the guarantor. We believe that the readers of the guarantor footnote are most likely to focus on the consolidated financial statements in conjunction with the combined columns of the parent, the issuer and the combined subsidiary guarantors, given the insignificance of the non-guarantor column, and that there are no significant restrictions on the ability of the guarantors to make payments to the issuer or the Company to obtain funds from its subsidiaries, as explained in our response to comment #3.

In our experience, investors and creditors have focused on our ability to secure and service our debt rather than the financial position, earnings and cash flows of our guarantor subsidiaries.

Our materiality memorandum is being provided to the Staff under separate cover by counsel to the Registrant on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with Rule 12b-4, the Registrant requests that these materials be returned to the Registrant promptly following completion of the Staff's review thereof. By separate letter, counsel to the Registrant also has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

Based on the above analysis, including our materiality memorandum provided supplementally to the Staff, we concluded that the revision was not significant, and accordingly, we elected to present the corrected comparative information in our periodic filings as such periods arose (i.e., the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012) rather than amending to provide corrected information for all periods.

The Registrant hereby acknowledges that:

¤	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

¤	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

¤	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this has been responsive to the Staff's comments.  If there are additional questions or comments, please contact the undersigned at (914) 524-6806.

Very truly yours,

/s/ Ron. Lombardi
Ronald M. Lombardi Chief Financial Officer

 cc:       Samuel C. Cowley, Esq.